

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Mr. Franco Plastina
President and Chief Executive Officer
Tekelec
5200 Paramount Parkway
Morrisville, North Carolina 27560

      Re: **Tekelec**
             Form 10-K for the Year Ended December 31, 2009
             Filed February 25, 2010
             File No. 000-15135

Dear Mr. Plastina:

      We have completed our review of your filing and do not have any further comments at this time.

             Sincerely,

             /s/ Kathleen Krebs for
             Larry Spirgel
             Assistant Director

CC: Brian K. Feezel, Esq.
        Via facsimile: (314) 259-2020